

Report of Independent Accountants

To the management of SC Distributors, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of SC Distributors, LLC for the year ended December 31, 2015, which were agreed to by SC Distributors, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating SC Distributors, LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2015. Management is responsible for SC Distributors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:
   a. There was no payment made with SIP-6 filed as reported under page 1, item 2B of Form SIPC-7 for the year ended December 31, 2015;
   b. Prior overpayment applied reported under page 1, item 2C of Form SIPC-7 for the year ended December 31, 2015 in the amount of $20,820 was compared to the Overpayment carried forward on page 1, item 2H of Form SIPC-7T filed for the prior period ended December 31, 2014 in the amount of $20,820, noting no differences; and
   c. Overpayment carried forward under page 1, item 2F of Form SIPC-7 for the year ended December 31, 2015 in the amount of $(1,439) was recalculated, noting no differences.
2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2015 to the Total revenue amount of $82,994,238 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2015, noting a difference of $(238).
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared deductions on line 3, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $67,402,750 to:
      i. the sum of "Broker-dealer commissions and distribution fees" of $50,964,000, "Marketing fee expense" of $8,863,000 and "Servicing fee expense" of $7,575,000 reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2015, noting a difference of $750; and
      ii. the sum of the Commissions expense of $50,744,052, Distribution fees of $220,048, Marketing fees of $8,863,262 and Servicing fee expense of $7,575,388 reported on the Trial Balance for the year ended December 31, 2015 provided by Mario Pacheco, Director of Finance, noting no differences.



b. Compared the deductions on line 8, Other revenue not related either directly or indirectly to the securities business, of $7,838,955 to:
   i. the sum of the Reimbursable expense revenue of $7,542,000 and Management fees revenue of $297,000 reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2015, noting a difference of $(45); and
   ii. the sum of Reimbursable expense revenue of $7,541,962 reported on the Reimbursable Expense Receivable Roll-forward Schedule and the Management fee revenue of $296,993 reported on the Intercompany Management fee Allocation Schedule for the year ended December 31, 2015 provided by Mario Pacheco, Director of Finance, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $7,752,533 and $19,381, respectively of the Form SIPC-7, noting no differences.
   b. Recalculated the mathematical accuracy of all subtotals and totals on page 1 and page 2 of Form SIPC-7 for the year ended December 31, 2015, noting no differences.
   c. Recalculated the mathematical accuracy of the Reimbursable Expense Receivable Roll-forward Schedule and agreed the beginning and ending balances of Reimbursable expense receivables to the General Ledger details as of January 1, 2015 and December 31, 2015, respectively, provided by Mario Pacheco, Director of Finance, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7T filed for the prior period ended December 31, 2014 on which it was originally computed in the amount of $20,820, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of SC Distributors, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
March 14, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 15

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068338 FINRA DEC

SC Distributors, LLC

695 Town Center Drive, Suite 600

Cosa Mesa, CA 92626

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel Beaton, 603-379-2478

2. A. General Assessment (item 2e from page 2) $ 19,381

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied (20,820)

D. Assessment balance due or (overpayment) (1,439)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (1,439)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(1,439)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SC Distributors, LLC

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP

(Title)

Dated the 14 day of March, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning <u>January 1</u>, 20<u>15</u> and ending <u>December 31</u>, 20<u>15</u>

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 82,994,238

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

67,402,750

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

Dollar for dollar expense reimbursement income

7,838,955

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$ _____

Enter the greater of line (i) or (ii)

Total deductions

75,241,705

2d. SIPC Net Operating Revenues

$ 7,752,533

2e. General Assessment @ .0025

$ 19,381

(to page 1, line 2.A.)

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